UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):      [ ] Form 10-K    [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
                  [ ] Form N-SAR

          For the Period Ended: September 30, 2000
          [ ] Transition Report on Form 10-K
          [ ] Transition  Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition  Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                           ----------------------

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PART I - REGISTRANT INFORMATION

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PEGASUS AIRCRAFT PARTNERS, L.P.
Four Embarcadero Center, 35th Floor,
San Francisco, California 94111
Telephone - (415) 434-3900
Commission File No. 0-17712
State of Organization: Delaware
IRS Employer Identification No. 84-1099968

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PART II - RULES 12b-25 (b) AND (c)

        | (a)  The reasons  described in  reasonable  detail in Part III of this
        |      form  could  not be  eliminated  without  unreasonable  effort or
        |      expense;
        | (b) The subject annual report, semi-annual report, transition report {X} | on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof
        | will be filed on or before the fifteenth calendar day following | the prescribed due date; or the subject quarterly report or | transition report on form 10-Q, or portion thereof will be filed | on or before the fifth calendar day following the prescribed due
        |      date; and
        | (c)  The  accountant's  statement  or other  exhibit  required by Rule
        |      12b-25(c) has been attached if applicable.


Part III - NARRATIVE

         An extension is necessary to resolve an accounting issue which is not expected to have a material effect on the financial position nor net income of the Partnership.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Clifford B. Wattley,  President and Director,  Air Transport Leasing, Inc.
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      (201) 352-3118
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(2)   Have  all  other  periodic  reports  required  under  13 or  15(d)  of the
      Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter that the registrant was require to file such report(s) been filed? If the answer is
      no, identify report(s).                                     [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion
      thereof?                                                    [ ] Yes [X] No


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                        PEGASUS AIRCRAFT PARTNERS, L.P.
                (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                           By:  Air Transport Leasing, Inc.
                                                Administrative General Partner


Date: November 14, 2000                    By:  /S/Clifford B. Wattley
                                                --------------------------------
                                                Clifford B. Wattley
                                                President and Director

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